As Filed with the Securities and Exchange Commission on January __, 1995
						Registration No. 33-
________________________________________________________________________

		  SECURITIES AND EXCHANGE COMMISSION
		       Washington, D.C. 20549
		      _______________________

			      FORM S-2
		       REGISTRATION STATEMENT
			       Under
		     THE SECURITIES ACT OF 1933
			   ROUNDY'S, INC.
	(Exact name of Registrant as specified in its charter)

	   WISCONSIN                           39-0854535
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                 Identification No.)

			23000 Roundy Drive
		     Pewaukee, Wisconsin  53072
		     Telephone: (414) 547-7999
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

			Mr. Robert D. Ranus
	   Vice President and Chief Financial Officer
			   Roundy's, Inc.
			23000 Roundy Drive
			Pewaukee, WI 53072
 (Name, address, including zip code and telephone number, including area
		   code, of agent for service)
			  With Copies to:

		   Andrew J. Guzikowski, Esq.
		   Whyte Hirschboeck Dudek S.C.
	       111 East Wisconsin Avenue, Suite 2100
		    Milwaukee, Wisconsin 53202
		     Telephone: (414) 273-2100

	Approximate date of commencement of proposed sale to the public:
As promptly as practicable after the effective date of this Registration Statement.

	If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. X
						 --
	If the registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. __
_____________________________________________________________________

	The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the

Securities Act of 1933, as amended or until the Registration
Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


		     CALCULATION OF REGISTRATION FEE



Title of each     Amount to be   Proposed          Proposed    Amount of
class of          registered     maximum           maximum     registration
securities to                    offering price    aggregate   fee
be registered                    per unit          price
- ---------------   -------------  ---------------   ----------- -------------
Class A           4,000 shares    $78.90*          $315,600     $108.83
(Voting)
Common Stock,
$1.25 par
value
- ---------------   -------------  ---------------   -----------  ------------
Class B (Non-     300,000         $78.90*          $23,670,000  $8,162.12
voting) Common    shares
Stock, $1.25
par value
- ---------------   -------------  ---------------  ------------- ------------
TOTAL             304,000 shares  $78.90*         $23,985,600   $8,270.95
- ---------------   -------------- ---------------  ------------- ------------

* All of the securities offered hereby will be offered at a price per share equal to the book value per share of Roundy's outstanding common stock as of the end of the fiscal year prior to the year of purchase, adjusted for subsequent stock dividends and stock splits. The book value per share of Roundy's common stock at December 31, 1994 was $78.90.




                          CROSS REFERENCE SHEET
	       Pursuant to Item 501(b) of Regulation S-K
				 between
	       Prospectus and Items in Part I of Form S-2


Item Number and Caption                               Prospectus Caption
- -----------------------                               ------------------
1.   Forepart of the Registration
	Statement and Outside Front
	Cover Page of Prospectus..................       (Cover Page)

2.   Inside Front and Outside Back
	Cover Pages of Prospectus.................       Available
												Information;
												Incorporation of
												Certain Documents
												by Reference;
												Table of Contents

3.   Summary Information, Risk Factors
     and Ratio of Earnings to Fixed Charges.......       Prospectus
												Summary;
												Factors to be
												Considered

4.   Use of Proceeds..............................       Use of Proceeds

5.   Determination of Offering
     Price........................................       Terms of Offering

6.   Dilution.....................................       Not Applicable

7.   Selling Security Holders.....................       Not Applicable

8.   Plan of Distribution.........................       Plan of
				                                                     Distribution

9.   Description of Securities
     to be Registered.............................       Description of
	                                                 						 Stock
10.  Interests of Named Experts
     and Counsel..................................       Voting Trust

11.  Information With Respect to
     the Registrant...............................       The Company;
							 Financial
							 Statements;
							 Selected Financial
							 Information;
							 Management's
							 Discussion and
							 Analysis of
							 Results of
							 Operations and
							 Financial
							 Condition;
							 Management

12.  Incorporation of Certain
     Information by Reference....................       Incorporation of
							Certain Documents by
							Reference

13.  Disclosure of Commission
     Position on Indemnification
     for Securities Act
     Liabilities..................................       Indemnification